[Janus Letterhead]
July 13, 2010
VIA EDGAR
Mr. Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re:	JANUS ASPEN SERIES (the “Registrant”) 1933 Act File No. 033-63212 1940 Act File No. 811-07736 Post-Effective Amendment No. 48
Dear Mr. Burak:
On behalf of the Registrant and its portfolios (each, a “Portfolio” and collectively, the “Portfolios”), this letter is to respond to your comments made by telephone on March 30, 2010 with respect to the Registrant’s Post-Effective Amendment No. 48 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on February 12, 2010. The comments of the Staff of the Securities and Exchange Commission (the “Staff”) and the Registrant’s responses to Staff comments are as follows:
1.	Staff Comment: The Staff requests that the Registrant respond in writing to all Staff comments.

Response: The Registrant acknowledges the comment and confirms that it has complied.
Prospectuses
2.	Staff Comment: The Staff requests that the Registrant consider adding “Availability of Portfolio Holdings Information” to the Table of Contents of each Prospectus.

Response: The Registrant has considered the Staff’s suggestion but believes that the current structure of the Table of Contents complies with Form N-1A and provides appropriate references to each section of the Prospectus.

3.	Staff Comment: If a Portfolio does not currently have a waiver in effect, the Staff requests that the Registrant remove the caption “Fee Waiver” from the expense table and remove the corresponding footnote regarding the contractual waiver.

Response: The Registrant has removed references to a “Fee Waiver” in the Annual Fund Operating Expenses table for any Portfolio that did not have a waiver in effect during the applicable period.

4.	Staff Comment: With respect to the Institutional Shares of certain Portfolios, the footnote regarding the contractual waiver indicates that the waiver excludes distribution and shareholder servicing fees, however, the Prospectus states that these shares do not charge 12b-1 fees. The Staff requested that the Registrant review the language and update as necessary.

Response: The Registrant has removed the reference to “distribution and shareholder servicing fees” from the Portfolios’ Institutional Shares Prospectus, as applicable.

5.	Staff Comment: Under the section titled “Performance Information” in the Enterprise Portfolio summary section, the first paragraph references that the Portfolio’s performance is compared to broad-based market indices, however, the Portfolio’s performance is only compared to the Russell Midcap Growth Index. The Staff requests that the Registrant clarify the reference to “indices” in the preamble to the Enterprise Portfolio’s performance table.

Response: As discussed with the Staff, the performance of Enterprise Portfolio was previously compared to two broad-based indices and the reference to “indices” has been revised accordingly.

6.	Staff Comment: The Staff requests that the Registrant clarify whether the MSCI indices referenced in the performance tables for Overseas Portfolio, Worldwide Portfolio, and Global Technology Portfolio include foreign withholding taxes.

Response: The Registrant responds by noting that the performance information for the MSCI indices includes reinvestment of dividends, net of foreign withholding taxes, but does not reflect deductions for fees or expenses.

7.	Staff Comment: In the Service Shares’ Prospectus, under the section titled “Additional Information About The Portfolios,” the Registrant states that “any performance fee adjustment for Worldwide Portfolio and Mid Cap Value Portfolio commenced February 2007.” Since the performance fee has a trailing 36-month measurement period and February 2007 will not be a part of the measuring period on the anticipated effective date of the Prospectus, the Staff requests that the Registrant consider removing reference to the February 2007 date.

Response: The Registrant has reviewed its disclosure and has decided to retain the February 2007 date in its disclosure. The Registrant believes that reference to the February 2007 date remains relevant because the fees, expenses, and performance returns reflected in the Prospectus are reported as of December 31, 2009. These reported figures are within the 36-month measurement period that commenced in February 2007 and may have been impacted by performance adjustments that occurred during that measurement period.
8.	Staff Comment: In the Service Shares’ Prospectus, under the section titled “Management Expenses,” the Registrant states that “any investment advisory fee rate is aggregated to include all advisory and subadvisory fees (if applicable) paid by a Portfolio.” The Staff requests that the Registrant consider removing this reference.

Response: The Registrant acknowledges the Staff’s comment but has respectfully declined to remove this reference. The Registrant believes that the statement is consistent with the instructions provided to Item 10 of Form N-1A, which requires that a Portfolio having more than one investment adviser disclose the aggregate fees paid to each adviser, including subadvisers.

9.	Staff Comment: In the Service Shares’ Prospectus, under the section titled “Performance-Based Investment Advisory Fee,” the Staff requests that the Registrant consider adding disclosure describing what happens when a Portfolio underperforms/outperforms its benchmark by less than 0.50% during the applicable performance measurement period.

Response: The Registrant has modified disclosure to reflect that a Performance Adjustment will occur for every full 0.50% increment by which a Portfolio outperforms or underperforms its benchmark index during the applicable performance measurement period.

10.	Staff Comment: The Staff requests that the Registrant include a footnote to the Fee and Expense table for Modular Portfolio Construction (“MPC”) Portfolio indicating that “Other Expenses” are estimated.

Response: The Registrant has amended its disclosure to include the requested footnote.

11.	Staff Comment: In the expense example for MPC Portfolio, the Staff requests that the Registrant confirm that examples will be included for “1 Year” and “3 Years” periods.

Response: The Registrant confirms that expense examples have been included for “1 Year” and “3 Years” periods.

12.	Staff Comment: All funds listed in Appendix A to the MPC Portfolio Prospectus should be included in the list of potential underlying funds in which MPC Portfolio can invest. The Staff requests that the Registrant confirm that each potential underlying fund is disclosed in both places.

Response: The Registrant confirms that all currently available funds are listed in MPC Portfolio’s Prospectus and in Appendix A to the Prospectus.

13.	Staff Comment: In MPC Portfolio’s Prospectus, under the section titled “Expense Limitation,” the Registrant states that Janus Capital Management has agreed to continue the expense waiver until May 1, 2010. The Staff requests that the Registrant change the date to May 1, 2011.

Response: The Registrant has updated the disclosure.
Statements of Additional Information (“SAI”)
14.	Staff Comment: In the Service Shares’ SAI, the Registrant does not disclose that the subadviser, INTECH Investment Management LLC (“INTECH”), is authorized to invest in illiquid securities. The Staff requests that the Registrant update the disclosure to indicate INTECH’s ability to invest in illiquid securities.

Response: The Registrant responds by noting that Janus Aspen INTECH Risk-Managed Core Portfolio, the Portfolio subadvised by INTECH, was liquidated on April 30, 2010. As a result, all references to INTECH have since been removed.

15.	Staff Comment: In the Service Shares’ SAI, under the section titled “Trustees and Officers,” the Registrant states that “As of the date of the SAI, collectively, the three registered companies consist of 48 series or funds.” The Staff requests that the Registrant amend the disclosure to read “two” registered companies instead of “three.”

Response: The Registrant has amended the disclosure.

16.	Staff Comment: On page 67 of the Service Shares SAI, in the chart under the section titled “Miscellaneous Information,” the Registrant only identifies 10 Portfolios as being offered by the Registrant. The Staff requests that the Registrant confirm that this is accurate.

Response: The Registrant has reviewed its disclosure and confirms its accuracy. Since the time of the filing, the Registrant has liquidated and terminated four Portfolios. These liquidations reduced the number of Portfolios available within the Trust from 14 to 10.

17.	Staff Comment: The Staff requests that the Registrant provide a Tandy representation in a response letter to be filed as Correspondence separate from the filing.

Response: The Registrant provides its response below.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any concerns regarding the above responses, please call me at (303) 336-4045. Thank you for your assistance in this matter.
Regards,
/s/ Robin Nesbitt
Robin Nesbitt
Legal Counsel

cc:	Patrick Scott, Esq., Division of Investment Management Stephanie Grauerholz-Lofton, Esq. Donna Brungardt